Exhibit 99.1

COSTAMARE INC.
Consolidated Balance Sheets
As of December 31, 2013 and March 31, 2014
(Expressed in thousands of U.S. dollars)

	December 31, 2013 (Audited)	March 31, 2014 (Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$93,379	$183,619
Restricted cash	9,067	6,681
Accounts receivable, net	16,145	11,114
Inventories (Note 4)	11,005	12,091
Due from related parties (Note 3)	2,679	382
Insurance claims receivable	1,429	2,252
Prepaid lease rentals (Notes 2 and 11)	-	3,328
Accrued charter revenue (Note 12)	409	409
Prepayments and other	2,450	3,470
Total current assets	136,563	223,346
FIXED ASSETS, NET:
Advances for vessel acquisitions (Note 5)	240,871	81,370
Finance leased assets (Notes 2 and 11)	-	170,500
Vessels, net (Note 6)	2,187,388	2,162,872
Total fixed assets, net	2,428,259	2,414,742
NON-CURRENT ASSETS:
Investment in affiliates (Notes 9)	23,732	45,939
Prepaid lease rentals, non-current (Notes 2 and 11)	-	29,579
Accounts receivable, non-current, net	7,334	7,334
Deferred charges, net (Note 7)	29,864	29,149
Restricted cash	49,826	47,652
Accrued charter revenue, non-current (Note 12)	10,264	10,164
Total assets	$2,685,842	$2,807,905
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 10)	$206,717	$198,370
Accounts payable	5,814	7,694
Finance lease obligations (Notes 2 and 11)	-	8,245
Accrued liabilities	14,386	14,873
Unearned revenue (Note 12)	9,601	10,850
Fair value of derivatives (Notes 18 and 19)	55,322	47,700
Other current liabilities	3,140	2,425
Total current liabilities	294,980	290,157
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 10)	1,660,859	1,521,727
Finance lease obligations, non-current (Notes 2 and 11)	-	162,220
Fair value of derivatives, net of current portion (Notes 18 and 19)	47,890	41,269
Unearned revenue, net of current portion (Note 12)	25,164	26,692
Total non-current liabilities	1,733,913	1,751,908
COMMITMENTS AND CONTINGENCIES (Note 13)
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 14)	-	-
Common stock (Note 14)	8	8
Additional paid-in capital (Note 14)	762,142	858,665
Accumulated deficit	(20,047)	(23,016)
Accumulated other comprehensive loss (Notes 18 and 20)	(85,154)	(69,817)
Total stockholders’ equity	656,949	765,840
Total liabilities and stockholders’ equity	$2,685,842	$2,807,905

The accompanying notes are an integral part of these unaudited consolidated financial statements.

COSTAMARE INC.
Unaudited Consolidated Statements of Income
For the three month periods ended March 31, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

	2013	2014
REVENUES:
Voyage revenue	$91,536	$114,898
EXPENSES:
Voyage expenses	(679)	(685)
Voyage expenses-related parties (Note 3)	(692)	(862)
Vessels’ operating expenses	(27,880)	(29,384)
General and administrative expenses	(963)	(1,097)
Management fees-related parties (Note 3)	(3,890)	(4,471)
Amortization of dry-docking and special survey costs (Note 7)	(2,050)	(1,898)
Depreciation (Note 6 and 11)	(19,882)	(25,208)
Amortization of prepaid lease rentals (Notes 2 and 11)	-	(410)
Gain on sale / disposal of vessels, net (Note 6)	2,909	-
Foreign exchange gains / (losses), net	75	(63)
Operating income	38,484	50,820
OTHER INCOME (EXPENSES):
Interest income	209	150
Interest and finance costs (Note 16)	(17,564)	(25,796)
Swaps breakage cost (Note 18)	-	(6,712)
Equity loss on investments (Note 9)	-	(2,278)
Other, net	617	875
Gain on derivative instruments, net (Note 18)	2,989	2,774
Total other income (expenses)	(13,749)	(30,987)
Net Income	$24,735	$19,833
Earnings allocated to Preferred Stock	-	(2,606)
Net income available to Common Stockholders	$24,735	$17,227
Earnings per common share, basic and diluted (Note 15)	$0.33	$0.23
Weighted average number of shares, basic and diluted	74,800,000	74,800,000

The accompanying notes are an integral part of these unaudited consolidated financial statements.

COSTAMARE INC.
Unaudited Consolidated Statements of Comprehensive Income
For the three month periods ended March 31, 2013 and 2014
(Expressed in thousands of U.S. dollars)

	2013	2014

Net income for the period	$24,735	$19,833
Other comprehensive income / (loss)
Unrealized gain / (loss) on cash flow hedges, net (Notes 18 and 20)	12,398	11,469
Net settlements on interest rate swaps qualifying for cash flow hedge (Notes 10 and 20)	(1,117)	(487)
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 20)	1	25
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Prepaid lease rentals (Notes 2 and 11)	-	4,330
Other comprehensive income for the period	$11,282	$15,337
Total comprehensive income for the period	$36,017	$35,170

The accompanying notes are an integral part of these unaudited consolidated financial statements.

COSTAMARE INC.
Unaudited Consolidated Statements of Stockholder’s Equity
For the three month periods ended March 31, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock		Additional	Accumulated	Retained Earnings
	# of shares	Par value	# of shares	Par value	# of shares	Par value	Paid-in Capital	Comprehensive Income/(Loss)	(Accumulated Deficit)	Total

BALANCE, January 1, 2013	-	$-	-	$-	74,800,000	$8	$714,100	$(152,842)	$(40,814)	$520,452
- Net income	-	-	-	-	-	-	-	-	24,735	24,735
- Dividends - Common stock	-	-	-	-	-	-	-	-	(20,196)	(20,196)
- Other comprehensive income / (loss)	-	-	-	-	-	-	-	11,282	-	11,282
BALANCE, March 31, 2013	-	$-	-	$-	74,800,000	$8	$714,100	$(141,560)	$(36,275)	$536,273

BALANCE, January 1, 2014	-	$-	2,000,000	$-	74,800,000	$8	$762,142	$(85,154)	$(20,047)	$656,949
- Net income	-	-	-	-	-	-	-	-	19,833	19,833
- Preferred stock Series C issuance	4,000,000	-		-	-	-	96,850	-	-	96,850
- Preferred stock Series C expenses	-	-	-	-	-	-	(327)	-	-	(327)
- Dividends -Common stock	-	-	-	-	-	-	-	-	(20,196)	(20,196)
- Dividends -Preferred stock	-	-	-	-	-	-	-	-	(2,606)	(2,606)
- Other comprehensive income / (loss)	-	-	-	-	-	-	-	15,337	-	15,337
BALANCE, March 31, 2014	4,000,000	$-	2,000,000	$-	74,800,000	$8	$858,665	$(69,817)	$(23,016)	$765,840

The accompanying notes are an integral part of these unaudited consolidated financial statements.

COSTAMARE INC.
Unaudited Consolidated Statements of Cash Flows
For the three month periods ended March 31, 2013 and 2014
(Expressed in thousands of U.S. dollars)
	2013	2014
Cash Flows From Operating Activities:
Net income:	$24,735	$19,833
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	19,882	25,208
Amortization of prepaid lease rentals	-	410
Amortization and write-off of financing costs	277	1,872
Amortization of deferred dry-docking and special survey	2,050	1,898
Net settlements on interest rate swaps qualifying for cash flow hedge	(1,117)	(487)
Gain on derivative instruments, net	(2,989)	(2,774)
Gain on sale / disposal of vessels, net	(2,909)	-
Equity loss on investments	-	2,278
Changes in operating assets and liabilities:
Accounts receivable	(5,236)	5,031
Due from related parties	(43)	2,297
Inventories	(1,059)	(1,086)
Insurance claims receivable	297	(823)
Prepayments and other	(2,458)	(1,020)
Accounts payable	1,255	1,880
Accrued liabilities	2,486	(1,166)
Unearned revenue	(1,634)	231
Other current liabilities	(534)	(715)
Dry-dockings	(1,413)	(1,642)
Accrued charter revenue	3,292	2,646
Net Cash provided by Operating Activities	34,882	53,871
Cash Flows From Investing Activities:
Investment in affiliates	-	(24,485)
Advances for vessel acquisitions	(129,157)	(40,630)
Vessels acquisitions / Additions to vessel cost	(22,195)	(23)
Proceeds from the sale of vessels, net	1,798	-
Net Cash used in Investing Activities	(149,554)	(65,138)
Cash Flows From Financing Activities:
Finance lease proceeds	-	171,144
Finance lease repayment	-	(679)
Offering proceeds, net of related expenses	-	96,523
Proceeds from long-term debt	87,860	-
Repayment of long-term debt	(36,194)	(147,479)
Payment of financing costs	(34)	(1,413)
Dividends paid	(20,196)	(21,149)
(Increase) / Decrease in restricted cash	(1,205)	4,560
Net Cash provided by Financing Activities	30,231	101,507
Net (decrease)/ increase in cash and cash equivalents	(84,441)	90,240
Cash and cash equivalents at beginning of the year	267,321	93,379
Cash and cash equivalents at end of the year	$182,880	$183,619
Supplemental Cash Information:
Cash paid during the year for interest	$6,429	$11,313

The accompanying notes are an integral part of these unaudited consolidated financial statements.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned subsidiaries (collectively, the “Company”). Costamare was formed on April 21, 2008, under the laws of the Republic of the Marshall Islands.

Costamare was incorporated as part of a reorganization to acquire the ownership interest in 53 ship-owning companies owned by the Konstantakopoulos family (Vasileios Konstantakopoulos and his three sons Messrs. Konstantinos Konstantakopoulos, Achillefs Konstantakopoulos and Christos Konstantakopoulos, together the “Family”). The reorganization was completed in November 2008. On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). On March 27, 2012 and on October 19, 2012, the Company completed two follow-on public offerings in the United States under the Securities Act and issued 7,500,000 shares and 7,000,000 shares, respectively, par value $0.0001, at a public offering price of $14.10 per share and $14.00 per share, respectively, increasing the issued share capital to 74,800,000 shares. At March 31, 2014, members of the Family owned, directly or indirectly, approximately 64.8% of the outstanding common shares, in the aggregate. Furthermore, on August 7, 2013, the Company completed a public offering of 2,000,000 shares of its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share and on January 21, 2014, the Company completed a public offering of 4,000,000 shares of its 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share.

As of December 31, 2013 and March 31, 2014, the Company owned and/ or operated a fleet of 52 and 54 container vessels, respectively, with a total carrying capacity of approximately 295,872 TEU and 314,678 TEU, respectively, through wholly-owned subsidiaries incorporated in the Republic of Liberia. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long, medium and short-term time charters.

At March 31, 2014, Costamare had 86 wholly-owned subsidiaries, all incorporated in the Republic of Liberia, except for one incorporated in the Republic of the Marshall Islands, out of which 54 operate vessels, 28 sold or disposed their vessels and are dormant, one was established in 2010 to be used for the acquisition of one newbuild vessel (Note 5), two were established to be used for future vessel acquisitions and one was established in 2013 to participate in investments (Note 9).

Revenues for the three month periods ended March 31, 2013 and 2014, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2013	2014
A	34%	28%
B	23%	25%
C	18%	15%
D	10%	8%
E	8%	19%
Total	93%	95%

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

1. Basis of Presentation and General Information - continued:

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company's annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2014, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2014.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2013. There have been no material changes to these policies in the three-month period ended March 31, 2014, however the Company adopted the accounting policies relating to the sale and leaseback transactions and finance leases.

Finance leases: FASB ASC 840 classifies leases as finance or operating. Finance leases are accounted for as the acquisition of an asset and the incurrence of an obligation by the lessee and as a sale or financing by the lessor. All other leases are accounted for as operating leases. The determination of whether an arrangement is (or contains) a capital lease is based on the substance of the arrangement at the inception date and is assessed in accordance with the criteria set in ASC 840-10-25-1.

Finance leases are capitalised at the commencement of the lease at the lower between the fair value of the leased asset and the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability. Finance charges are recognised in finance costs in the consolidated statement of income. The lease payments are allocated between liability and finance costs to achieve a constant rate on the capital balance outstanding.  If the lease agreement transfers the ownership of the leased asset to the lessee, then the asset is depreciated over its useful economic life (estimated at 30 years), else it is depreciated over the lease term.

For sale and lease back transactions, whereas the fair value of the asset sold is more than its carrying amount, any indicated loss on the sale is in substance a prepayment of rent and thus, in accordance with ASC 840-40-35-4, the Company defers this prepaid rental and amortizes it over the lease term. In case the fair value of the asset sold is less than its carrying amount, any indicated loss on the sale is recognized in the consolidated statement of income as incurred.

Operating lease payments are recognised as an operating expense in the consolidated statement of income on a straight-line basis over the lease term.

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (the “Manager” or “Costamare Shipping”): Costamare Shipping is a ship management company wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chief Executive Officer and, as such, is not part of the consolidated group of the Company, but is a related party. Costamare Shipping provides the Company with general administrative services, certain commercial services, director and officer related insurance services and the services of the Company’s officers. Costamare Shipping receives $1,000 annually on a prorated basis for the services of the Company’s officers in aggregate.

Costamare Shipping, itself or through Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”), which is also controlled by Mr. Konstantakopoulos, or through or together with a third party sub-manager, provides technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services in exchange for a daily fee for each containership. Up to April 2013, Costamare Shipping also provided such services through Ciel Shipmanagement S.A. (“CIEL”), another company controlled by Mr. Konstantakopoulos. We refer to Costamare Shipping and Shanghai Costamare and, up to April 2013, CIEL as our “affiliated managers”.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

3. Transactions with Related Parties - continued:

Pursuant to the management agreement, Costamare Shipping receives a daily fee for each containership as follows: (i) for each containership (subject to any charter other than a bareboat charter) it receives a daily fee of $0.919 since January 1, 2014 ($0.884 for 2013 and $0.850 for 2012), prorated for the calendar days the Company owns each containership and for the three-month period following the date of the sale of a vessel, (ii) for each containership subject to a bareboat charter it receives a daily fee of $0.460 since January 1, 2014 ($0.442 for 2013 and $0.425 for 2012), prorated for the calendar days the Company owns each containership and for the three-month period following the date of the sale of a vessel.

The Company also pays to Costamare Shipping (i) a flat fee of $700 for the supervision of the construction of any newbuild vessel contracted by the Company, provided that such flat fee (which is fixed at the time of the ordering of any newbuild and remains constant until its delivery) will be annually adjusted upwards by 4% for any vessels ordered after December 31, 2012, with further annual increases permitted to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases, and (ii) a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company’s fleet.

The initial term of the management agreement expires on December 31, 2015 and will be automatically extended in additional one-year increments until December 31, 2020, at which point it will expire. The daily management fee for each containership was fixed until December 31, 2012 and is thereafter annually adjusted upwards by 4%, with further annual increases permitted to reflect the strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term which expires on December 31, 2015, the Company will be able to terminate the management agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the lesser of (i) five and (ii) the number of full years remaining prior to December 31, 2020, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination; provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

On January 7, 2013, Costamare Shipping entered into a co-operation agreement (the “Co-operation Agreement”) with third-party ship managers V.Ships Greece Ltd. (“V.Ships Greece”), pursuant to which the two companies established a ship management cell (the “Cell”) under V.Ships Greece. Since April 2013, the Cell provides technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial and insurance services to certain of the Company’s container vessels (including all container vessels previously managed by CIEL), pursuant to separate management agreements entered into between V.Ships Greece and the ship-owning company of the respective container vessel, for a daily management fee. Costamare Shipping remains the head manager for all vessels owned by the Company.

The Cell also offers ship management services to third-party owners. Costamare Shipping passes to the Company the net profit, if any, it receives pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company to Costamare Shipping under the Group Management Agreement. As at March 31, 2014, the Cell provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial management services to 18 Costamare vessels.

Management fees charged by the Manager in the three month periods ended March 31, 2013 and 2014, amounted to $3,152 and $4,417, respectively, and are included in Management fees-related parties in the accompanying consolidated statements of income. In addition, the Manager charged (i) $862 for the three month period ended March 31, 2014 ($692 for the three month period ended March 31, 2013), representing a fee of 0.75% on all gross revenues, as provided in the management agreements with each subsidiary, which is separately reflected as Voyage expenses-related parties in the accompanying consolidated statements of income for the three month periods ended March 31, 2014 and 2013, respectively, (ii) $250 for the services of the Company’s officers in aggregate, which is included in General and administrative expenses in the accompanying consolidated statements of income for the three month period ended March 31, 2014 ($250 for the three month period ended March 31, 2013) and (iii) $1,050 supervision fees for three newbuild vessels, out of which $350 are included in Advances for vessels acquisition in the accompanying 2014 consolidated balance sheet and $700 were paid in respect with the two new-buildings delivered during the three month period ended March 31, 2014 ($2,450 for seven vessels which is recorded in Advances for vessels acquisition in the accompanying 2013 consolidated balance sheet). Furthermore, in accordance with the management agreement with V.Ships Greece, V.Ships Greece has been provided the amount of $1,350 ($75 per vessel) as working capital security, which is included in Accounts receivable, non-current in the accompanying 2014 consolidated balance sheet.

During the three month period ended March 31, 2014, the Manager charged in aggregate to the companies established pursuant to the Framework Agreement (Notes 8 and 9) the amount of $342 for services provided in accordance with the respective management agreements.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

3. Transactions with Related Parties - continued:

The balance due from the Manager at December 31, 2013 amounted to $2,076 and the balance due to the Manager at March 31, 2014 amounted to $209, respectively, which are included in Due from related parties in the accompanying 2013 and 2014 consolidated balance sheets.

(b) Ciel Shipmanagement S.A.: CIEL, a company incorporated in the Republic of Liberia, is wholly-owned, effective November 30, 2012, by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer (prior to November 30, 2012, Mr. Konstantinos Konstantakopoulos owned 50.2% and Mr. Dimitrios Lemonidis owned 49.8% of CIEL). CIEL was not part of the consolidated group of the Company but was an affiliated manager up to April 2013. CIEL, up to April 2013, provided the Company’s vessels certain ship management services such as technical support and maintenance, financial and accounting services, under separate management agreements signed between CIEL and each ship-owning company, in exchange for a daily fixed fee of $0.600 per vessel ($0.600 in 2013 and 2012). CIEL specialized, although not exclusively, in managing containerships of up to 3,500 TEU. As of March 31, 2014, CIEL did not provide technical, crewing, provisioning, bunkering, sale and purchase and accounting services, or other commercial services, to any (nil at December 31, 2013) of the Company’s containerships. Management fees charged by CIEL in the three month periods ended March 31, 2013 and 2014 amounted to $738 and $54, respectively, and are included in Management fees-related parties in the accompanying consolidated statements of income. The balance due from CIEL at December 31, 2013 and March 31, 2014, amounted to $603 and $591, respectively and is included in Due from related parties in the accompanying consolidated balance sheets.

(c) Shanghai Costamare Ship Management Co. Ltd.: Shanghai Costamare is owned (indirectly) 70% by the Company’s Chairman and Chief Executive Officer and 30% (indirectly) by Shanghai Costamare’s General Manager, Mr. Shen Xiao Dong. Shanghai Costamare is a company incorporated in the Peoples’ Republic of China in September 2004 and is not part of the consolidated group of the Company but is an affiliated manager. The technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services of certain of the Company’s vessels have been subcontracted from the Manager to Shanghai Costamare. As of March 31, 2014, Shanghai Costamare provided such services to ten (nine as of December 31, 2013) of the Company’s containerships. There was no balance due from/to Shanghai Costamare at both December 31, 2013 and March 31, 2014.

4. Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2013	March 31, 2014
Bunkers	303	396
Lubricants	9,044	10,039
Spare parts	1,658	1,656
Total	11,005	12,091

5. Advances for Vessels Acquisitions:

On September 21, 2010, the Company through its three wholly-owned subsidiaries, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., contracted with a shipyard for the construction and purchase of three newbuild vessels (Hulls H1068A, H1069A and H1070A), each of approximately 9,403 TEU capacity at a contract price per newbuild vessel of $95,080. The newbuilds MSC Azov (Hull H1068A) and MSC Ajaccio (Hull H1069A) were delivered to the Company on January 14, 2014 and March 14, 2014, respectively. The Company agreed with a financial institution to refinance the then outstanding balance of the loan relating to MSC Azov and MSC Ajaccio, under a ten-year sale and leaseback transaction. Under the sale and leaseback transaction, both vessels were chartered back to the Company on a bareboat basis and remained on time charter with its initial time charterer (Note 11). Upon their delivery both vessels commenced their ten-year charter party employment.

On January 28, 2011, the Company, through its two wholly-owned subsidiaries Jodie Shipping Co. and Kayley Shipping Co., contracted with a shipyard for the construction and purchase of two newbuild vessels (Hulls S4010 and S4011), each of approximately 8,827 TEU capacity. The Company entered into ten-year charter party agreements from their delivery from the shipyard. Both the contract price and the daily charter rate are similar to those agreed with respect to the three 9,403 TEU vessels discussed in the preceding paragraph. The newbuild vessels MSC Athens (Hull S4010) and MSC Athos (Hull S4011) were delivered to the Company on March 14, 2013 and April 8, 2013, respectively, and the amount of $196,675, in aggregate, which included the contract price, capitalized interest and financing costs and other capitalized costs, was transferred to Vessels, net. Upon their delivery, MSC Athens and MSC Athos commenced their ten-year charter party employment.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

5. Advances for Vessels Acquisitions - continued:

On April 20, 2011, the Company, through its five wholly-owned subsidiaries Quentin Shipping Co., Raymond Shipping Co., Sander Shipping Co., Terance Shipping Co. and Undine Shipping Co., contracted with a shipyard for the construction and purchase of five newbuild vessels (Hulls S4020, S4021, S4022, S4023 and S4024), each of approximately 8,827 TEU capacity. The Company entered into long-term time charter agreements for the employment of each of the above newbuild vessels immediately upon delivery from the shipyard. Both the contract price and the daily charter rate are similar to those agreed on September 21, 2010, for the three approximately 9,403 TEU vessels discussed above. The newbuild vessels Valor (Hull S4020), Value (Hull S4021), Valiant (Hull S4022), Valence (Hull S4023) and Vantage (Hull S4024) were delivered to the Company on June 3, 2013, June 25, 2013, August 5, 2013, September 2, 2013 and November 8, 2013, respectively and the amount of $492,437, in aggregate, which included the contract price, capitalized interest and financing costs and other capitalized costs, was transferred to Vessels, net. Upon their delivery, Valor, Value, Valiant, Valence and Vantage commenced their long-term charter party employment.

The total aggregate price for all ten newbuild vessels is $953,873, payable in installments until their deliveries, of which $934,857 was paid up to March 31, 2014 ($429,365 paid during the year ended December 31, 2013, $324,329 paid during the year ended December 31, 2012 and $143,131 paid during the year ended December 31, 2011).

The amount of $81,370 is included in Advances for vessel acquisitions in the accompanying 2014 consolidated balance sheet and represents amounts paid to the shipyards and other costs, as analyzed below:

Balance, December 31, 2013	240,871
Pre-delivery installments	38,032
Capitalized interest and finance costs	1,125
Other capitalized costs	1,473
Sale and leaseback (Note 11)	(200,131)
Balance, March 31, 2014	81,370

The shipbuilding contract in respect of the vessel under construction as at March 31, 2014, has been assigned to the lending banks as security under the loan discussed in Note 10.

6. Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2013	2,960,999	(773,611)	2,187,388
Depreciation	-	(24,539)	(24,539)
Vessel acquisitions and other vessels’ cost	23	-	23
Balance, March 31, 2014	2,961,022	(798,150)	2,162,872

During the year ended December 31, 2013, the Company took delivery from the shipyard of the seven newbuild container vessels MSC Athens, MSC Athos, Valor, Value, Valiant, Valence and Vantage at an aggregate cost of $689,112 (Note 5). Furthermore, during the year ended December 31, 2013, the Company acquired the four secondhand container vessels Venetiko, Petalidi, Ensenada Express and X-Press Padma at an aggregate price of $51,853. On July 12, 2013 pursuant to the Framework Agreement (Note 8 and 9), York (as defined below) participated with 51% interest in the share capital of the ship-owning companies of the vessels Petalidi, Ensenada Express and X-Press Padma (Note 9).

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

6. Vessels, Net - continued:

During the three month period ended March 31, 2013, the Company sold for scrap the container vessel MSC Washington at a price of $8,154 and recognized a gain of $2,909, which is separately reflected in Gain on sale / disposal of vessels, net in the accompanying 2013 consolidated statement of income.

As of March 31, 2014, one of the Company’s vessels, having total carrying value of $4,751 was fully depreciated.

Forty-nine of the Company’s vessels, having a total carrying value of $2,027,685 as of March 31, 2014, have been provided as collateral to secure the long-term debt discussed in Note 10.

7. Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Financing Costs	Dry-docking and Special Survey Costs	Total
Balance, December 31, 2013	9,954	19,910	29,864
Additions	1,413	1,642	3,055
Amortization	(489)	(1,898)	(2,387)
Write-off	(1,383)	-	(1,383)
Balance, March 31, 2014	9,495	19,654	29,149

Financing costs represent fees paid to the lenders for the conclusion of the Company’s financing. The amortization and write off, of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of income and the amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

During the three month periods ended March 31, 2013 and 2014, two vessels and two vessels, respectively, underwent their special surveys. During the three month period ended March 31, 2014, two vessels completed their works. During the three month period ended March 31, 2013, one vessel completed its work and one vessel was in process.

8. Costamare Ventures Inc.:

On May 15, 2013, the Company, along with its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), entered into a Framework Deed (the “Framework Agreement”) with York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, “York”) to invest jointly in the acquisition and construction of container vessels. Under the Framework Agreement the decisions regarding vessel acquisitions will be made jointly by Costamare Ventures and York and the Company reserves the right to acquire any vessels that York decides not to pursue.

Under the terms of the Framework Agreement, York has agreed to invest up to $250 million in mutually agreed vessel acquisitions and Costamare Ventures has agreed to invest a minimum of $75 million with an option to invest up to $240 million in these transactions. Depending on the amount Costamare Ventures elects to invest, it is expected that it will hold between 25% and 49% of the equity in the entities that will be formed under the Framework Agreement (the “affiliate ship-owning companies”) and York will hold the balance. Costamare Shipping provides shipmanagement and administrative services to the vessels acquired under the Framework Agreement, with the right to subcontract to V.Ships Greece and/or Shanghai Costamare. The Framework Agreement will terminate on its sixth anniversary or upon the occurrence of certain extraordinary events as defined therein. At that time, Costamare Ventures may elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities. The Company accounts for the entities formed under the Framework Agreement as equity investments. As at March 31, 2014, the Company holds a range of 25% to 49% of the capital stock of thirteen jointly-owned companies formed pursuant to the Framework Agreement with York (Note 9).

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

9. Investments in Affiliate:

The affiliate ship-owning companies, all of which are incorporated in the Marshall Islands and are accounted for under the equity method, are as follows:

		Participation %	Date Established
Entity	Vessel/Hull	March 31, 2014	/Acquired
Steadman Maritime Co.	Ensenada Express	49%	July 1, 2013
Marchant Maritime Co.	X-Press Padma	49%	July 8, 2013
Horton Maritime Co.	Petalidi	49%	June 26, 2013
Kemp Maritime Co.	Hull NCP0113	49%	June 6, 2013
Hyde Maritime Co.	Hull NCP0114	49%	June 6, 2013
Ainsley Maritime Co.	Hull NCP0115	25%	June 25, 2013
Ambrose Maritime Co.	Hull NCP0116	25%	June 25, 2013
Benedict Maritime Co.	Hull HN2121	40%	October 16, 2013
Bertrand Maritime Co.	Hull HN2122	40%	October 16, 2013
Beardmore Maritime Co.	Hull HN2123	40%	December 23, 2013
Schofield Maritime Co.	Hull HN2124	40%	December 23, 2013
Fairbank Maritime Co.	Hull HN2125	40%	December 23, 2013
Connell Maritime Co.	n/a	40%	December 18, 2013

On July 12, 2013, in accordance with the Framework Agreement, York contributed $16,044, in the aggregate, in order to acquire a 51% equity interest in the affiliate ship-owning companies Steadman Maritime Co., Marchant Maritime Co. and Horton Maritime Co., and for initial working capital of such affiliate ship-owning companies. There was no difference between (a) the aggregate of the fair value of the consideration received and the fair value of the retained investment, as compared with (b) the carrying amount of the former subsidiaries assets and liabilities, in each case at the date the subsidiaries were deconsolidated.

Furthermore, in July 2013, Costamare Ventures participated with 49% in the equity of Kemp Maritime Co. and Hyde Maritime Co. who entered into ship-building contracts for the construction of two 9,000 TEU container vessels, subject to upgrade, by contributing $8,707, in the aggregate up to December 31, 2013 and $8,686, in the aggregate during the three month period ended March 31, 2014.

During the three month period ended March 31, 2014, Costamare Ventures participated with 25% in the equity of Ainsley Maritime Co. and Ambrose Maritime Co., who entered into ship-building contracts for the construction of two 11,000 TEU container vessels, by contributing  $4,332, in the aggregate. Furthermore, Costamare Ventures participated with 40% in the equity of Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Schofield Maritime Co. and Fairbank Maritime Co., who entered into ship-building contracts for the construction of five 14,000 TEU container vessels, by contributing  $4,798, in the aggregate.

During the three month period ended March 31, 2014, pursuant to the Framework Agreement, Costamare Ventures participated with 40% in the equity of Connell Maritime Co. by contributing the amount of $6,669.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

9. Investments in Affiliate - continued:

The summarized financial information of the affiliates is as follows:

	December 31, 2013	March 31, 2014
Non-current assets	49,072	95,314
Current assets	3,184	15,137
	52,256	110,451

Current liabilities	2,196	2,492

Three month period ended March 31, 2014
Voyage revenue	2,888
Net Income/ (loss)	(5,852)

10. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

Borrower(s)			December 31, 2013	March 31, 2014
1.	Credit Facility		675,774	653,301
2.	Term Loans:
	1.	Costis Maritime Corporation and Christos Maritime Corporation	100,500	100,500
	2.	Mas Shipping Co.	47,000	43,000
	3.	Montes Shipping Co. and Kelsen Shipping Co.	90,000	90,000
	4.	Capetanissa Maritime Corporation	55,000	52,500
	5.	Rena Maritime Corporation	52,500	50,000
	6.	Costamare Inc.	90,100	86,629
	7.	Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co.	146,295	48,765
	8.	Costamare Inc.	129,243	124,787
	9.	Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co.	224,107	220,286
	10.	Raymond Shipping Co. and Terance Shipping Co.	148,707	145,979
	11.	Costamare Inc.	108,350	104,350
			1,191,802	1,066,796
	Total		1,867,576	1,720,097
	Less-current portion		(206,717)	(198,370)
	Long-term portion		1,660,859	1,521,727

1. Credit Facility: On July 22, 2008, the Company signed a loan agreement with a consortium of banks, for a $1,000,000 Credit Facility (the “Facility”) for general corporate and working capital purposes. The Company used $631,340 of the proceeds from the Facility to repay the then existing indebtedness. The Facility bears interest at the 3, 6, 9 or 12 months (at the Company’s option) LIBOR plus margin. Following the sale of MSC Antwerp (ex.  Sophia Britannia) the Company, on September 30, 2013, repaid $1,500 of the Facility.

The outstanding balance of the Facility as of March 31, 2014, is repayable in 17 equal, consecutive quarterly installments, of $22,473 each plus a balloon payment of $271,260 payable together with the last installment. The quarterly installments were calculated using a formula specified in the agreement, following the amalgamation of the Facility’s compounds on June 30, 2011, as documented in the third supplemental agreement to the Facility that the Company entered into on September 6, 2011.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

10. Long-Term Debt -continued:

On December 17, 2012, the Company entered into a fourth supplemental agreement which released two of the Company’s subsidiaries guarantors and the mortgages over their vessels and replaced them with mortgages over two other vessels. On May 28, 2013, the Company entered into a fifth supplemental agreement under which the bank agreed to the change of flags of five of the Company’s vessels and to the transfer of the technical management of two of the Company’s vessels to V.Ships Greece. On August 30, 2013, the Company entered into a sixth supplemental agreement which released one of the Company’s subsidiary guarantor and the mortgage over its vessel and replaced it with mortgages over two other vessels.

The Facility, as of March 31, 2014, was secured with, among others, first priority mortgages over 18 of the Company’s vessels, first priority assignment of vessels’ insurances and earnings, charter party assignments, first priority pledges over the operating accounts and corporate guarantees of 18 ship-owning companies.

The Facility and certain of the term loans described under Note 10.2 below include among others, financial covenants requiring (i) the ratio of Total Liabilities (after deducting cash and cash equivalents) to Market Value Adjusted Total Assets (after deducting cash and cash equivalents) not to exceed 0.75 to 1.00; (ii) minimum liquidity of the greater of $30,000 or 3% of the total debt of the Company, (iii) the ratio of EBITDA to net interest expense not to be less than 2.50 to 1.00, (iv) Market Value Adjusted Net Worth, defined as the amount by which the Market Value Adjusted Total Assets exceed the Total Liabilities, to exceed $500,000 and (v) the ratio of net funded debt to total net assets ratio not to exceed 80% on a charter inclusive valuation basis. The Company’s other term loans described under Note 10.2 below also contain financial covenants that are either equal to or less stringent than the foregoing financial covenants.

2. Term loans:

1. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels  Sealand New York  and  Sealand Washington . As at March 31, 2014, the outstanding balance of the loan of $100,500 is repayable in 9 equal semi-annual installments of $4,500, each from May 2014 to May 2018 and a balloon payment of $60,000 payable together with the last installment.

2. In January 2008, Mas Shipping Co. entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of vessel Maersk Kokura. As at March 31, 2014, the outstanding balance of the loan of $43,000 is repayable in 8 variable semi-annual installments from August 2014 to February 2018 and a balloon payment of $10,000 payable together with the last installment.

3. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels  Maersk Kawasaki  and  Maersk Kure . As at March 31, 2014, the outstanding balance of the loan of $90,000 is repayable in 8 equal semi-annual installments of $6,000 each from June 2014 to December 2017 and a balloon payment of $42,000 payable together with the last installment.

4. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. As at March 31, 2014, the outstanding balance of the loan of $52,500 is repayable in 9 equal semi-annual installments of $2,500 each from August 2014 to August 2018 and a balloon payment of $30,000 payable together with the last installment.

5. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. As at March 31, 2014, the outstanding balance of the loan of $50,000 is repayable in 8 equal semi-annual installments of $2,500 each from August 2014 to February 2018 and a balloon payment of $30,000 payable together with the last installment.

6. On November 19, 2010, Costamare entered into a term loan agreement with a consortium of banks for an amount of up to $120,000, which was available for drawing for a period up to 18 months. As of March 31, 2014, the Company has drawn the amount of $38,500 (tranche a), the amount of $42,000 (tranche b), the amount of $21,000 (tranche c), the amount of $7,470 (tranche d) and the amount of $7,470 (tranche e) under this term loan agreement in order to finance part of the acquisition cost of  MSC Romanos ,  MSC Methoni ,  MSC Ulsan ,  Koroni  and  Kyparissia,  respectively. As at March 31, 2014, the outstanding balance of the tranche (a) of the loan of $28,875 is repayable in 22 equal quarterly installments of $962.5 from May 2014 to

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

10. Long-Term Debt -continued:

August 2019 and a balloon payment of $7,700 payable together with the last installment. As at March 31, 2014, the outstanding balance of the tranche (b) of the loan of $32,550 is repayable in 23 equal quarterly installments of $1,050 from April 2014 to October 2019 and a balloon payment of $8,400 payable together with the last installment. As at March 31, 2014, the outstanding balance of the tranche (c) of the loan of $16,800 is repayable in 24 equal quarterly installments of $525 from May 2014 to February 2020 and a balloon payment of $4,200 payable together with the last installment. As at March 31, 2014, the outstanding balance of the tranche (d) of the loan of $4,201.9 is repayable in 5 equal quarterly installments of $466.9 from May 2014 to May 2015 and a balloon payment of $1,867.4 payable together with the last installment. As at March 31, 2014, the outstanding balance of the tranche (e) of the loan of $4,201.9 is repayable in 5 equal quarterly installments of $466.9 from May 2014 to May 2015 and a balloon payment of $1,867.4 payable together with the last installment.

7. On January 14, 2011, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $203,343 to finance part of the acquisition and construction cost of Hulls H1068A, H1069A and H1070A (Note 5). The drawdown of the facility will be made in three tranches, one for each hull. The credit facility is repayable in forty consecutive quarterly installments, the first thirty-nine (1-39) in the amount of $1,412 per tranche each, and a final (fortieth) installment of $12,713 per tranche. As of December 31, 2013, the Company had drawn the amount of $48,765 (tranche (a) - H1068A), $48,765 (tranche (b) - H1069A) and $48,765 (tranche (c) - H1070A), in order to partly finance the second installment and fully finance the third and fourth pre-delivery installment of hulls H1068A, H1069A and H1070A. MSC Azov (Hull H1068A) and MSC Ajaccio (Hull H1069A) were delivered to the Company, on January 14, 2014 and March 14, 2014, respectively and at the same time the Company agreed the sale and leaseback of such vessels and repaid the remaining balance of the two tranches (Note 11).

8. On April 7, 2011, Costamare, as borrower, concluded a credit facility with a bank, for an amount up to the lesser of $140,000 and 70% of the contract price of the vessels, to finance part of the acquisition and construction cost of Hulls S4010 and S4011 (Note 5). In April 2011, the Company drew down the amount of $26,740 in order to partly refinance the first pre-delivery installment of Hulls S4010 and S4011. During the year ended December 31, 2012, the Company drew down the amount of $26,740, in aggregate, in order to partly finance the second and third pre-delivery installments of Hulls S4010 and S4011. Furthermore, during the year ended December 31, 2013, the Company drew down in aggregate the amount of $80,220, in order to partly finance the final installments of Hulls S4010 (MSC Athens), which was delivered to the Company on March 14, 2013 and S4011 (MSC Athos), which was delivered to the Company on April 8, 2013. As at March 31, 2014, the outstanding balance of the loan of $124,787 is repayable in 14 equal semi-annual installments of $4,456.7 from July 2014 until January 2021 and a balloon payment of $62,392.7 payable together with the last installment.

9. On August 16, 2011, Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co., wholly-owned subsidiaries of Costamare concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $229,200 to finance part of the acquisition and construction cost of Hulls S4020, S4022 and S4024 (Note 5). The drawdown of the facility was made in three tranches, one for each Hull. On August 26, 2011, the Company drew down an amount of $22,920 in order to partly refinance the first pre-delivery installment of Hulls S4020, S4022 and S4024. During the year ended December 31, 2012, the Company drew down in aggregate the amount of $38,200 in order to partly finance the second and the third pre-delivery installments of Hulls S4020, S4022 and S4024. Furthermore, during the year ended December 31, 2013, the Company drew down in aggregate the amount of $168,080 in order to partly finance the third pre-delivery and the delivery final installments of Hulls S4020 (Valor), S4022 (Valiant) and S4024 (Vantage), which were delivered to the Company on June 3, 2013, August 5, 2013 and November 8, 2013, respectively. As at March 31, 2014, the outstanding balance of the tranche (a) of $72,579.8 relating to Hull S4020 (Valor), is repayable in 25 equal quarterly installments of $1,273.4 from April 2014 to April 2020 and a balloon payment of $40,744.8 payable together with the last installment. As at March 31, 2014, the outstanding balance of the tranche (b) of $72,579.8 relating to Hull S4022 (Valiant), is repayable in 25 equal quarterly installments of $1,273.4 from June 2014 to June 2020 and a balloon payment of $40,744.8 payable together with the last installment. As at March 31, 2014, the outstanding balance of the tranche (c) of $75,126.6 relating to Hull S4024 (Vantage) is repayable in 27 equal quarterly installments of $1,273.4 and a balloon payment payable together with the last installment of $40,744.8 from May 2014 to November 2020.

10. On October 12, 2011, Raymond Shipping Co. and Terance Shipping Co. wholly-owned subsidiaries of the Company concluded a credit facility with a bank, as joint and several borrowers, for an amount of up to $152,800 to finance part of the construction and acquisition cost of Hulls S4021 and S4023 (Note 5). On October 25, 2011, the Company drew down an amount of $15,280 in order to partly refinance the first pre-delivery installment of Hulls S4021 and S4023. During the year ended December 31, 2012, the Company drew down in aggregate the amount of $30,560 in order to partly finance the second and third pre-delivery installments of Hulls S4021 and S4023. Furthermore, during the year ended December 31, 2013 the Company drew down in the aggregate the amount $106,960 in order to partly finance the final installments of Hulls S4021 (Value) and S4023 (Valence), which vessels were delivered to the Company on June 25, 2013, and September 2, 2013, respectively. As at March 31, 2014, the outstanding balance of the tranche (a) of $72,307.1 relating to Hull S4021 (Value), is repayable in 25 equal quarterly installments of $1,364.3 from June 2014 to June 2020 and a balloon payment of $38,199.6 payable together with the last installment. As at March 31, 2014, the outstanding balance of tranche (b) of the loan of $73,671.4 relating to Hull S4023 (Valence) is repayable in 26 equal quarterly installments of $1,364.3 from May 2014 to August 2020 and a balloon payment of $38,199.6 payable together with the last installment.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

10. Long-Term Debt -continued:

11. On October 6, 2011, the Company concluded a loan facility with a bank for an amount of up to $120,000, in order to partly finance the aggregate market value of eleven vessels in its fleet. In March 2012, the Company drew the amount of $113,700. Furthermore, on June 29, 2012, the Company entered into a supplemental agreement for a further amount of $11,300 to finance the acquisition of the vessel Stadt Luebeck, which was drawn down in August 2012 upon the delivery of the vessel. As at March 31, 2014, the outstanding balance of $104,350 is repayable in 19 quarterly variable consecutive installments from June 2014 to December 2018 and a balloon payment of $47,850 payable together with the last installment.

The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and, (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, additional indebtedness, mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses (“VMC”) in the range of 100% to 125% and restrictions in dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend.

The annual principal payments required to be made after March 31, 2014, are as follows:

Year ending December 31,	Amount
2014	146,884
2015	200,149
2016	190,047
2017	232,047
2018	571,094
2019 and thereafter	379,876
1,720,097

The interest rates of Costamare’s long-term debt at December 31, 2013 and March 31, 2014, were in the range of 1.25%-6.75% and 1.19%-6.75%, respectively. The weighted average interest rate as at December 31, 2013 and March 31, 2014 was 4.3% and 4.3% respectively.

Total interest expense incurred on long-term debt (including the effect of the interest rate swaps discussed in Note 18) for the three month periods ended March 31, 2013 and 2014, amounted to $19,424 and 23,663, respectively and is included in Interest and finance costs in the accompanying consolidated statements of income. Of the above amount incurred in 2013, $3,215 was capitalized and is included (a) in Advances for vessel acquisitions ($2,098) in the accompanying 2013 consolidated balance sheet and (b) in the statement of comprehensive income / (loss) ($1,117), representing net settlements on interest rate swaps qualifying for cash flow hedge. Of the above amount incurred in 2014, $1,612 was capitalized and is included (a) in Advances for vessel acquisitions ($1,125) in the accompanying 2014 consolidated balance sheet and (b) in the statement of comprehensive income / (loss) ($487), representing net settlements on interest rate swaps qualifying for cash flow hedge.

11. Finance Leased Assets and Finance Lease Obligations:

The newbuild vessels MSC Azov and MSC Ajaccio were delivered to the Company on January 14, 2014 and March 14, 2014, respectively (Note 5). At the same time, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to MSC Azov and MSC Ajaccio, by entering into a ten-year sale and leaseback transaction for each vessel upon their respective deliveries. These vessels were sold for an amount of $85,572 each and leased back for a period of ten years.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

11. Finance Leased Assets and Finance Lease Obligations - continued:

The sale and leaseback transactions were classified as finance leases. Furthermore, as the fair value of each vessel sold was in excess of its carrying amount, the difference between the sale proceeds and the carrying amount was considered as prepaid lease rentals. In this respect, an aggregate amount of $33,317 (including the net settlements on interest rate swaps qualifying for hedge accounting of $4,330) was transferred to prepaid lease rentals.

The total value of the two vessels under finance leases amounted to $171,144. The depreciation charged during the three month period ended March 31, 2014, amounted to $644 and is included in Depreciation in the accompanying 2014 consolidated statement of income. As of March 31, 2014, the net book value of the two vessels amounted to $170,500 and is separately reflected in Finance leased assets, in the accompanying 2014 consolidated balance sheet.

The balance of prepaid lease rentals, as of March 31, 2014, is analyzed as follows:

March 31, 2014
Initial recognition of prepaid lease rentals	33,317
Less: Amortization of prepaid lease rentals	(410)
Prepaid lease rentals	32,907
Less: current portion	(3,328)
Non-current portion	29,579

The finance lease obligations amounting to $170,465, as at March 31, 2014 are scheduled to expire through 2024 and include a bargain purchase option to repurchase the vessels at any time during the charter period. Total interest expense incurred on finance leases for the three month period ended March 31, 2014, amounted to $1,663 and is included in Interest and finance costs in the accompanying 2014 consolidated statement of income.

The annual lease payments in aggregate required under the finance leases after March 31, 2014, are as follows:

Year ending December 31,	Amount
2014	14,652
2015	20,524
2016	20,580
2017	20,523
2018	20,523
2019 and thereafter	158,277
Total	255,079
Less: Amount of interest	(84,614)
Total lease payments	170,465

12. Accrued Charter Revenue, Current and Non-Current and Unearned Revenue, Current and Non-Current:

(a) Accrued charter revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2013 and March 31, 2014, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rates. As at December 31, 2013, the net accrued charter revenue, reduced by the allowance for doubtful amounts of $2,208, totaling to ($16,896) comprises of $409 separately reflected in Current assets, $10,264 separately reflected in Non-current assets, and $27,569 (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2013 consolidated balance sheet. As at March 31, 2014, the net accrued charter revenue, totaling to ($19,542) comprises of $409 separately reflected in Current assets, $10,164 separately reflected in Non-current assets, and $30,115 (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2014 consolidated balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year are as follows:

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

12. Accrued Charter Revenue, Current and Non-Current and Unearned Revenue, Current and Non-Current - continued:

Year ending December 31,	Amount
2014	(1,910)
2015	(4,425)
2016	(9,431)
2017	(11,135)
2018	(1,473)
2019 and thereafter	8,832
(19,542)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2013 and March 31, 2014, reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met and, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate.

	2013	2014
Hires collected in advance	7,196	7,427
Charter revenue resulting from varying charter rates	27,569	30,115
Total	34,765	37,542
Less current portion	(9,601)	(10,850)
Non-current portion	25,164	26,692

13. Commitments and Contingencies:

(a) Long-term time charters: As at March 31, 2014, the Company has entered into time charter arrangements on all of its vessels in operation, including the one hull under construction, with the exception of the vessels Karmen and Konstantina, with international liner operators. These arrangements as at March 31, 2014, have remaining terms of up to 120 months (including the time charter agreements for one vessel under construction as at March 31, 2014). As of the same date, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancelable, long-term time charter contracts, are as follows:

Year ending December 31,	Amount
2014	355,136
2015	442,856
2016	417,343
2017	371,709
2018	198,759
2019 and thereafter	431,868
2,217,671

(b) As at March 31, 2014, as further disclosed in Note 5, the Company has entered into a shipbuilding contract for the construction and acquisition of one newbuild vessel. The total aggregate price for the newbuild vessel is $95,080, payable in installments until its delivery. The remaining balance as of March 31, 2014 of $19,016 is payable in April 2014 (Note 21(f)). Furthermore, pursuant to the Framework Agreement the Company has a contractual commitment of approximately $340,564 representing 49% of the remaining construction cost of two vessels under construction, 40% of the remaining construction cost of five vessels under construction and 25% of the construction cost of two vessels under construction (Note 9).

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

13. Commitments and Contingencies - continued:

(c) Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements. One of the Company’s charterers, Zim Integrated Shipping Services (“ZIM”), is engaged in ongoing discussions with its creditors, including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders, to restructure its debt. Costamare is participating in these discussions which could result in concessions or modification to the existing charter arrangements with ZIM or could result in Costamare taking remedial actions under the charter agreements with ZIM.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any other claims or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

14. Common Stock, Preferred Stock and Additional Paid-In Capital:

(a) Common Stock: From inception through July 11, 2010, the authorized common stock of Costamare consisted of 2,000,000 shares with a par value of $0.0001 per share out of which 1,000,000 shares were issued to the Family. On July 12, 2010, the Company’s articles of incorporation were amended. Under the amended articles of incorporation, the Company’s authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share and 100,000,000 preferred shares, par value $0.0001 per share of which no shares were issued. Of these preferred shares, 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with the adoption of a stockholder rights plan. All shares of stock are in registered form.

On July 20, 2010, pursuant to a rights offering authorized by the Board of Directors on July 14, 2010, the Company issued 24,000,000 shares of common stock in exchange of $2,400, increasing the issued share capital of the Company to 25,000,000 shares of common stock.

On October 19, 2010, within the context of the Initial Public Offering completed in November 2010, the Company effected a dividend of 0.88 shares for each share of common stock outstanding on the record date of August 27, 2010 (the “Stock Split”). As a result of this dividend, the Company issued 22,000,000 additional shares in respect of its 25,000,000 shares of the then outstanding common stock.

On November 4, 2010, the Company completed its Initial Public Offering in the United States under the Securities Act. In this respect 13,300,000 common shares at par value $0.0001 were issued at a public offering price of $12.00 per share, increasing the issued share capital to 60,300,000 shares. The net proceeds of the Initial Public Offering were $145,543.

On March 27, 2012, the Company completed a follow-on public equity offering in the United States under the Securities Act. In this respect 7,500,000 shares at par value $0.0001 were issued at a public offering price of $14.10 per share, increasing the issued share capital to 67,800,000 shares. The net proceeds of the follow-on offering were $100,584.

On October 19, 2012, the Company completed a follow-on public equity offering in the United States under the Securities Act. In this respect 7,000,000 shares at par value $0.0001 were issued at a public offering price of $14.00 per share, increasing the issued share capital to 74,800,000 shares. The net proceeds of the follow-on offering were $93,547.

(b) Preferred Stock: On August 7, 2013, the Company issued 2,000,000, Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”) in the United States under the Securities Act, which pay dividends of 7.625% per annum in arrears on a quarterly basis (equal to $1.90625 per annum per share) at $25 per share. At any time after August 6, 2018, the Series B Preferred Stock may be redeemed, at Company’s election at a price of $25 of liquidation preference per share. The net proceeds from the offering were $48,042.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

14. Common Stock, Preferred Stock and Additional Paid-In Capital - continued:

On January 22, 2014, the Company issued 4,000,000, Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”) in the United States under the Securities Act, which pay dividends of 8.50% per annum in arrears on a quarterly basis (equal to $2.125 per annum per share) at $25 per share. At any time after January 21, 2019, the Series C Preferred Stock may be redeemed, at Company’s election at a price of $25 of liquidation preference per share. The net proceeds from the offering were $96,523.

(c) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, include (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) advances for working capital purposes and (iii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the offerings in March 2012, October 2012, August 2013 and January 2014 and the net proceeds obtained for those shares.

(d) Dividends declared and / or paid: During the three-month period ended March 31, 2013, the Company declared and paid, to its common stockholders, the amount of $20,196 or $0.27 per common share for the fourth quarter of 2012. During the three month period ended March 31, 2014, the Company declared and paid to its common stockholders, the amount of $20,196 or $0.27 per common share for the fourth quarter of 2013. During the three month period ended March 31, 2014, the Company declared and paid to its holders of Series B Preferred Stock, the amount of $953 or $0.476563 per share for the period from October 14, 2013 to January 14, 2014. On March 31, 2014, the Company declared the amount of $953 or $0.476563 per share of its Series B Preferred Stock (Note 21(c)), for the period January 15, 2014 to April 14, 2014 and the amount of $1,983 or $0.495833 per share of its Series C Preferred Stock (Note 21(c)), for the period January 22, 2014 to April 14, 2014.

15. Earnings / (Loss) per share (EPS)

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. In August 2013, the Company issued Series B Preferred Stock, receiving an annual dividend of 7.625% in arrears on the 15th day of January, April, July and October of each year. Furthermore, in January 2014 the Company issued Series C Preferred Stock, receiving an annual dividend of 8.50% in arrears on the 15th day of January, April, July and October of each year. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock and Series C Preferred Stock that should be paid for the period. Dividends paid and accrued on Series B Preferred Stock and Series C Preferred Stock during the three month periods ended March 31, 2013 and 2014, amounted to nil and $2,606, respectively.

	2013	2014
	Basic EPS	Basic EPS
Net income	$24,735	$19,833
Less: paid and accrued earnings allocated to Preferred Stock	-	(2,606)
Net income available to common stockholders	24,735	17,227
Weighted average number of common shares, basic	74,800,000	74,800,000
Earnings per common share	$0.33	$0.23

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

16. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2013	2014
Interest expense	7,079	10,377
Interest capitalized	(3,215)	(1,612)
Swap effect	12,345	14,949
Amortization and write-off of financing costs	277	1,872
Commitment fees	1,009	130
Bank charges and other	69	80
	17,564	25,796

17. Taxes:

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income.

The vessel owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S. related gross transportation income unless an exemption applies. Management believes that based on current legislation the relevant vessel owning companies are entitled to an exemption because they satisfy the relevant requirements, namely that (i) the related vessel owning companies are incorporated in a jurisdiction granting an equivalent exemption to U.S. corporations and (ii) over 50% of the ultimate stockholders of the vessel owning companies are residents of a country granting an equivalent exemption to U.S. persons.

18. Derivatives:

(a) Interest rate swaps that meet the criteria for hedge accounting: The Company, according to its long-term strategic plan to maintain stability in its interest rate exposure, has decided to minimize exposure to floating interest rates by entering into interest rate swap agreements. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to proactively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815 in order to designate these swaps as hedging instruments as from their inception, these interest rate swaps qualified for hedge accounting. Accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in stockholders’ equity and recognized to the consolidated statement of income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statement of income immediately.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

18. Derivatives - continued:

The interest rate swap agreements designed as hedging instruments, as of December 31, 2013 and March 31, 2014, were as follows:

Effective date	Termination date	Notional amount on effective date	Fixed rate (Costamare pays)	Floating rate (Costamare receives)	Fair value Dec. 31, 2013	Fair value Mar. 31, 2014
30/6/2008	30/6/2015	425,000	4.03%p.a.	USD LIBOR 3M BBA	(8,916)	(7,025)
30/6/2008	30/6/2015	75,000	4.03%p.a.	USD LIBOR 3M BBA	(1,573)	(1,240)
30/9/2008	30/6/2015	100,000	4.09%p.a.	USD LIBOR 3M BBA	(2,132)	(1,679)
30/9/2008	30/6/2015	250,000	4.02%p.a.	USD LIBOR 3M BBA	(5,231)	(4,120)
16/5/2008	16/5/2014	75,000	3.88%p.a.	USD LIBOR 6M BBA	(880)	(881)
16/5/2008	16/5/2014	75,000	3.88%p.a.	USD LIBOR 6M BBA	(880)	(881)
17/6/2008	17/6/2013	73,000	3.57%p.a.	USD LIBOR 6M BBA	-	-
17/6/2008	17/6/2013	73,000	3.57%p.a.	USD LIBOR 6M BBA	-	-
21/2/2007	21/2/2017	85,000	Zero cost Interest rate Collar (i)		(7,771)	(6,313)
4/8/2008	5/8/2013	74,000	3.60%p.a.	USD LIBOR 6M BBA	-	-
30/6/2011	29/6/2018	50,000	3.45%p.a.	USD LIBOR 3M BBA	(12,933)	(12,182)
30/9/2011	29/6/2018	20,000	4.05%p.a.	USD LIBOR 3M BBA	(21,125)	(20,973)
28/9/2012	29/6/2018	40,000	3.60%p.a.	USD LIBOR 3M BBA	(3,737)	(3,515)
22/8/2011	22/8/2018	65,000	2.79%p.a.	USD LIBOR 6M BBA	(3,015)	(2,484)
31/1/2013	29/01/2021	133,700	3.51%p.a.	USD LIBOR 6M BBA	(9,981)	(9,191)
15/1/2014 (ii)	15/1/2021	67,781	2.94%p.a.	USD LIBOR 3M BBA	(2,603)	-
15/2/2014 (iii)	15/2/2021	67,781	2.99%p.a.	USD LIBOR 3M BBA	(2,595)	-
15/3/2014 (iv)	15/3/2021	67,781	3.03%p.a.	USD LIBOR 3M BBA	(2,555)	(3,105)
5/4/2013	6/4/2020	30,000	2.39%p.a.	USD LIBOR 3M BBA	(754)	(773)
17/6/2013	15/6/2020	30,000	2.49%p.a.	USD LIBOR 3M BBA	(728)	(759)
15/8/2013	17/8/2020	30,000	2.58%p.a.	USD LIBOR 3M BBA	(878)	(910)
15/8/2013	17/8/2020	30,000	2.41%p.a.	USD LIBOR 3M BBA	(606)	(687)
5/4/2013	6/4/2020	30,000	2.24%p.a.	USD LIBOR 3M BBA	(522)	(584)
17/6/2013	15/6/2020	30,000	2.32%p.a.	USD LIBOR 3M BBA	(467)	(546)
15/8/2013	17/8/2020	16,400	2.46%p.a.	USD LIBOR 3M BBA	(374)	(405)
17/6/2013	15/6/2020	16,400	2.38%p.a.	USD LIBOR 3M BBA	(304)	(334)
5/4/2013	6/4/2020	16,400	2.29%p.a.	USD LIBOR 3M BBA	(325)	(348)
28/6/2013	23/6/2020	76,400	1.53%p.a.	USD LIBOR 3M BBA	1,587	1,332
28/8/2013	28/8/2020	76,400	1.60%p.a.	USD LIBOR 3M BBA	1,492	1,228

				Total fair value	(87,806)	(76,375)

(i)
Notional amount $85,000 amortizing zero-cost collar (2.23%-6.00%) with knock-in floor sold at 2.23% and struck at 6.00%, as a 10-year forward hedge, covering the period from February 2007 to February 2017. The agreement guarantees that the interest rate payable on the Company’s loans throughout the 10-year period will always remain between 2.23% and 6.00% excluding margin.

(ii)	This swap was terminated on January 14, 2014.
(iii)	This swap was terminated on March 14, 2014.
(iv)	This swap was terminated on April 28, 2014 (Note 21(g)).

The interest rate swaps included in the table above are designated for the Credit Facility discussed in Note 10 and the term loans discussed in Notes 10.2.1, 10.2.4, 10.2.5, 10.2.7, 10.2.8, 10.2.9, and 10.2.10.

In the three month periods ended March 31, 2013 and 2014, the realized ineffectiveness on the interest rate swaps discussed under (a) above was nil and a loss of $38, respectively, and is included in Gain on derivative instruments, net in the accompanying 2014 consolidated statement of income.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

18. Derivatives – continued:

During the three month period ended March 31, 2014, the Company terminated two interest rate derivative instruments and paid the counterparty breakage costs of $6,712, in aggregate.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of both December 31, 2013 and March 31, 2014, the Company had one interest rate swap agreement outstanding for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreement did not meet hedge accounting criteria and, therefore, changes in its fair value are reflected in earnings. More specifically, the swap has a notional amount $100,000 non-amortizing zero-cost collar (1.37%-6.00%) with a knock-in floor sold at 1.37% and struck at 6.00%, as a nine-year forward hedge, covering the period from September 2008 to March 2017. At December 31, 2013 and March 31, 2014, the fair value of this swap was a liability of $15,406 and $12,594, respectively and is included in Fair value of derivatives in the accompanying consolidated balance sheets.

(c) Foreign currency agreements: As of December 31, 2013 and March 31, 2014, the Company had no outstanding Euro/USD foreign currency agreements.

The total change of forward contracts fair value for the three-month period ended March 31, 2013, was a loss of $173 and is included in Gain on derivative instruments, net in the 2013 accompanying consolidated statement of income.

	The Effect of Derivative Instruments for the three-month periods ended March 31, 2013 and 2014

	Derivatives in ASC 815 Cash Flow Hedging Relationships

	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)		Location of Gain / (Loss) Recognized in Income on	Amount of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)
	2013	2014	Derivative (Ineffective Portion)	2013	2014
Interest rate swaps	2,717	(692)	Gain on derivative instruments, net	-	(38)
Reclassification to Interest and finance costs	9,681	12,161		-	-
Total	12,398	11,469		-	(38)

Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2013	2014
Interest rate swaps	Gain on derivative instruments, net	3,162	2,812
Realized ineffectiveness	Gain on derivative instruments, net	-	(38)
Forward contracts	Gain on derivative instruments, net	(173)	-
Total		2,989	2,774

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

19. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 10.

(b) Concentration of credit risk: Financial instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit rated financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties.

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of the interest rate swap agreements discussed in Note 18 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the interest rate swap agreements discussed in Note 18(a) and (b) equates to the amount that would be paid by the Company to cancel the agreements. As at December 31, 2013 and March 2014, the fair value of these interest rate swaps in aggregate amounted to a liability of $103,212 and $88,969, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts-asset position	-	-	-	-
Interest rate swaps-liability position	(103,212)	-	(103,212)	-
Total	(103,212)	-	(103,212)	-

	March 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts-asset position	-	-	-	-
Interest rate swaps-liability position	(88,969)	-	(88,969)	-
Total	(88,969)	-	(88,969)	-

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

20. Comprehensive Income / (Loss):

During the three month period ended March 31, 2013, Other comprehensive income / (loss) increased with net gains of $11,282 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $2,717), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $9,681), (ii) the Net settlements on interest rate swaps qualifying for cash flow hedge associated with vessels under construction ($1,117) and (iii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($1). During the three month period ended March 31, 2014, Other comprehensive income / (loss) increased with net gains of $15,337 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $692), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $12,161), (ii) the Net settlements on interest rate swaps qualifying for cash flow hedge associated with vessels under construction ($487), (iii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($25) and (iv) the amounts reclassified from net settlements on interest rate swaps qualifying for hedge accounting to Prepaid lease rentals ($4,330). As at March 31, 2013 and 2014, Comprehensive income / (loss) amounted to $36,017 and $35,170, respectively.

21. Subsequent Events:

(a) Loan drawdown: In April 2014, the Company entered into a supplemental agreement, for the loan described in note 10.2.14, for a further amount of $9,000 to partly finance the acquisition of the vessel Neapolis described below in (b). On April 15, 2014, the Company drew down the amount of $9,000, representing the 90% of the acquisition price.

(b) Vessel acquisition: On April 15, 2014, the Company agreed to purchase the 2000-built, 1,645 TEU secondhand containership Neapolis through a wholly-owned subsidiary incorporated in the Republic of Liberia, at a price of $10,000. The vessel was delivered to the Company on April 16, 2014.

(c) Payment of Dividends (preferred stock Series B and preferred stock Series C): On April 15, 2014, the Company paid a cash dividend of $953 or $0.476563 per share on its 7.625% Series B Preferred Stock (Note 14(d)) for the period from January 15, 2014 to April 14, 2014, to all Series B Preferred Stock holders of record as of April 14, 2014. Furthermore, on the same date, the Company paid a cash dividend of $1,983 or $0.495833 per share on its 8.50% Series C Preferred Stock (Note 14(d)) for the period from January 22, 2014 to April 14, 2014, to all Series C Preferred Stock holders of record as of April 14, 2014.

(d) Establishment of subsidiary: On April 23, 2014, the Company established a wholly-owned subsidiary, Timpson Shipping Co., incorporated in the Republic of Liberia to be used for future vessel acquisitions.

(e) Declaration and payment of Dividends (common stock): On April 29, 2014, the Company declared a dividend of $0.28 per share for the first quarter ended March 31, 2014, which is payable on May 13, 2014, to stockholders of record at the close of trading of the Company’s common stock on the New York Stock Exchange on May 9, 2014.

(f) Sale and leaseback transaction: On April 28, 2014, the Company took delivery of the vessel MSC Amalfi (Hull H1070A) (Note 5). At the same time, the Company agreed with a financial institution to refinance the then outstanding balance of the loan relating to MSC Amalfi (Hull H1070A) (Note 10.2.10), under a ten-year sale and leaseback transaction. Under the sale and leaseback transaction, the vessel MSC Amalfi (Hull H1070A) was chartered back on a bareboat basis to Cadence Shipping Co., wholly-owned subsidiary of the Company and remained on time charter with its initial time charterer.

(g) Swap termination: On April 28, 2014, the Company following the sale and leaseback transaction described in (f) above terminated an interest rate swap (Note 18(a)) and paid the amount of $3,480.

(h) Investments in Affiliates: During April 2014, pursuant to the Framework Agreement, Costamare Ventures invested in the equity of certain affiliated companies in the amount of $23,812 related to pre-delivery installments to shipyards for the construction of vessels.

(i) Vessel acquisition: On April 29, 2014 the Company agreed to purchase the 2000-built, 2,474 TEU secondhand vessel Areopolis, through the wholly-owned subsidiary incorporated in Liberia, discussed in (d) above, at a price of $9,550. The vessel is expected to be delivered to the Company within May 2014.